Exhibit 12.01

SOUTHWEST GAS CORPORATION

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(Thousands of dollars)

	December 31,
	2007	2006	2005	2004	2003
1. Fixed charges:
A) Interest expense	$94,035	$92,878	$87,687	$84,138	$78,724
B) Amortization	2,783	3,467	3,700	3,059	2,752
C) Interest portion of rentals	7,952	6,412	6,333	6,779	6,665
D) Preferred securities distributions	—	—	—	—	4,015

Total fixed charges	$104,770	$102,757	$97,720	$93,976	$92,156

2. Earnings (as defined):
E) Pretax income from continuing operations	$131,024	$128,357	$68,435	$87,012	$55,384
Fixed Charges (1. above)	104,770	102,757	97,720	93,976	92,156

Total earnings as defined	$235,794	$231,114	$166,155	$180,988	$147,540

	2.25	2.25	1.70	1.93	1.60